Exhibit (a)(6)
INCO BOARD CONTINUES TO SUPPORT COMBINATION
WITH PHELPS DODGE
Recommends that Shareholders Reject the CVRD Offer
Toronto, August 29, 2006 — Inco Limited (TSX, NYSE: N) today announced that its Board of Directors continues to recommend that shareholders vote in favour of the proposed combination between Inco and Phelps Dodge Corporation (“Phelps Dodge”) at a special meeting of Inco shareholders to be held on September 7, 2006. Accordingly, the Board has recommended that Inco shareholders reject the offer by Companhia Vale do Rio Doce (“CVRD”) to purchase for cash all of the outstanding common shares of Inco (the “CVRD Offer”).
Subject to certain exceptions, the Combination Agreement between Inco and Phelps Dodge requires that Inco’s Board continue to recommend that shareholders vote in favour of the arrangement between Inco and Phelps Dodge, unless the Board determines that a competing acquisition proposal constitutes a “superior proposal”. The Combination Agreement also provides that Inco publicly may take a neutral position with respect to any competing acquisition proposal only until 15 days following the commencement of such competing acquisition proposal. In the case of the CVRD Offer, this 15 calendar day period expires today.
On August 15, 2006, Inco announced that its Board of Directors was remaining neutral and making no recommendation with respect to the CVRD Offer. Inco’s Board did not determine that the CVRD Offer constitutes a “superior proposal” for purposes of the Combination Agreement. However, the Board did determine that the CVRD Offer could reasonably be expected to result in a “superior proposal” and, in accordance with the Combination Agreement, authorized Inco’s senior management and advisors to engage in discussions and negotiations with CVRD. Representatives of Inco have had several conversations with representatives of CVRD in which they indicated that Inco was in a position to engage in negotiations with CVRD to ascertain whether CVRD was willing to improve the CVRD Offer such that the Board would be willing to declare it a “superior proposal” for purposes of the Combination Agreement. To date, CVRD has indicated that it is not willing to enter into substantive discussions or negotiations with respect to improving the CVRD Offer. Accordingly, the Inco Board, consistent with its obligations under the Combination Agreement, has determined to continue to recommend that Inco shareholders vote in favour of the arrangement with Phelps Dodge and to recommend that Inco shareholders reject the CVRD Offer.
In connection with Board’s recommendation regarding the CVRD Offer, the Company is filing today a Notice of Change to Directors’ Circular with Canadian securities regulatory authorities and an amendment to Solicitation/Recommendation Statement on Schedule 14D-9 (the “CVRD 14D-9”) with the United States Securities and Exchange Commission (the “SEC”). The Notice of Change to Directors’ Circular will be mailed to Inco shareholders today. Inco shareholders are urged to read the Notice of Change to Directors’ Circular and the CVRD 14D-9 and any amendments thereto because they contain important information. Investors can obtain a free copy of these documents and any amendments thereto on Inco’s corporate website at www.inco.com, the Canadian securities regulators website at www.sedar.com, or the SEC’s website at www.sec.gov.
Important Legal Information
In response to the takeover offer by CVRD, Inco has filed with the U.S. Securities and Exchange Commission (“SEC”) a Solicitation/Recommendation Statement on Schedule 14D-9 and amendments thereto (as so amended, the “14D-9”). INCO’S SECURITY HOLDERS ARE URGED TO READ THE 14D-9, AND ANY AMENDMENTS INCO MAY FILE THERETO, BECAUSE IT, AND ANY SUCH AMENDMENTS, WILL CONTAIN IMPORTANT INFORMATION ABOUT CVRD’S PROPOSED COMBINATION WITH INCO.
This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco’s proposed combination with Phelps Dodge by way of a statutory plan of arrangement (the “Proposed Arrangement”). On August 11, 2006, Inco filed a Management Information Circular regarding the Proposed Arrangement, as supplemented, with the Canadian securities regulatory authorities and the SEC, and on August 14, 2006, Inco mailed the Management Information Circular, as supplemented, to Inco shareholders. Phelps Dodge has filed its definitive Proxy Statement regarding the Proposed Arrangement with the SEC (the “PD Proxy Statement”). WE URGE

INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR, AS SUPPLEMENTED FROM TIME TO TIME, AS IT CONTAINS, IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED ARRANGEMENT. WE URGE INVESTORS TO CAREFULLY READ THE PD PROXY STATEMENT, AS IT MAY BE SUPPLEMENTED FROM TIME TO TIME, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED ARRANGEMENT.
Inco, Phelps Dodge and their executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of the Proposed Arrangement. Information regarding the security ownership and other interests of Inco’s and Phelps Dodge’s executive officers and directors is included in the Management Information Circular and will be included in the PD Proxy Statement.
Investors and security holders may obtain copies of the 14D-9, the Management Information Circular, and Inco’s public filings made from time to time with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The PD Proxy Statement and Phelps Dodge’s other public filings with the SEC may be obtained from the SEC’s website, at www.sec.gov, free of charge. The 14D-9, the Management Information Circular, and Inco’s other public filings may also be obtained free of charge at www.inco.com or by contacting Inco’s media or investor relations departments.

August 29, 2006
IN 06/47
For further information:
Media Relations:

Inco Limited	Steve Mitchell (416) 361-7950

Investor Relations:	Sandra Scott (416) 361-7758
or www.inco.com